United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): February 15, 2022

Communications Systems, Inc.

(Exact name of Registrant as Specified in its Charter)

Minnesota

(State Or Other Jurisdiction Of Incorporation)

001-31588	41-0957999
(Commission File Number)	(I.R.S. Employer Identification No.)

10900 Red Circle Drive Minnetonka, MN	55343
(Address Of Principal Executive Offices)	(Zip Code)

(952) 996-1674

Registrant’s Telephone Number, Including Area Code

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value, $.05 per share	JCS	The Nasdaq Stock Market

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒        Written communications pursuant to Rule 425 under the Securities Act

☐        Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐        Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐        Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Items under Sections 1 through 7 are not applicable and therefore are omitted.

Item 8.01	Other Events

On February 15, 2022, Communications Systems, Inc. (the "Company") issued a press release relating to the proposed merger transaction with Pineapple Energy LLC and the composition of the Company's post-closing board of directors. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press release issued by Communications Systems, Inc. on February 15, 2022.

SIGNATUREs

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMUNICATIONS SYSTEMS, INC

By:	/s/ Mark D. Fandrich
Mark D. Fandrich, Chief Financial Officer

Date: February 15, 2022

Communications Systems to Enhance Finance and Solar Expertise of Board of Directors Following Merger with Pineapple Energy

Minnetonka, Minnesota – February 15, 2022 — Communications Systems, Inc. (Nasdaq: JCS) (“CSI” or the “Company”) today highlighted steps to enhance the composition of its board of directors following the closing of the proposed merger with Pineapple Energy LLC (“Pineapple”). Following the completion of the proposed merger with Pineapple, CSI will be renamed “Pineapple Holdings, Inc.” (“Pineapple Holdings”), will trade under the new Nasdaq ticker symbol “PEGY,” and will be focused on the growing home solar industry, primarily operating through its Hawaii Energy Connection and E-Gear subsidiary businesses.

The CSI post-merger board of directors will be comprised of seven members, four of whom will be independent directors. To enhance the post-merger board, Pineapple and CSI have agreed on the addition of Marilyn Adler and Tom Holland to the board concurrently with the closing of the merger.

Roger Lacey, CSI’s Executive Chair and Interim CEO stated, “Ms. Adler and Mr. Holland bring more than 60 years of combined experience in finance and the residential solar industry. We are excited to be adding their talents to the post-closing board and we look forward to leveraging their deep business, management and industry experience. The identification of Ms. Adler and Mr. Holland for the post-closing board is just one of the steps CSI and Pineapple have taken to position the post-closing company for success. The post-closing board and management team will implement Pineapple’s strategy to capitalize on the growing demand for consumer energy solutions by providing homeowners with an end-to-end portfolio of product offerings spanning energy secure solar, battery storage, electric vehicle connections, and managed grid services via organic growth and strategic acquisitions.”

Kyle Udseth, Co-Founder and CEO of Pineapple noted, “As we prepare to ‘hit the ground running’ after the proposed merger closes, the highly experienced management team and diverse board of directors post-closing will help us pursue our objective of transforming Pineapple Holdings into one of the largest rooftop solar and storage companies in the U.S.”

A special meeting of CSI shareholders has been scheduled for Wednesday, March 16, 2022, at 10:00 a.m. Central Time to vote on the proposed Pineapple merger transaction, among other things. Beginning on February 4, 2022, the notice of the special meeting and a proxy statement/prospectus was sent to CSI shareholders as of the January 27, 2022 record date.

Post-Closing Board of CSI (Pineapple Holdings)

Kyle Udseth, Co-Founder and Chief Executive Officer of Pineapple, who previously served in multiple executive roles at leading national residential solar companies SunRun and Sunnova.

Roger Lacey, Executive Chairman of the CSI board of directors, who also served as CSI’s chief executive officer or acting chief executive officer from February 2015 through November 30, 2020 and from August 2, 2021 until the present. Mr. Lacey has served as a CSI director since 2008. Previously he served in executive positions at 3M Company, a multinational industrial and consumer products company.

Scott Honour, Managing Partner of Northern Pacific Group, a Wayzata, Minnesota based private equity firm, where he has served since 2012. Northern Pacific is a significant investor in Pineapple Energy. Previously, he was a Senior Managing Director of The Gores Group, a Los Angeles based private equity firm, and before that was an investment banker at UBS Warburg and Donaldson, Lufkin & Jenrette.

Marilyn Adler (independent director), founder of Mizzen Capital, a private credit fund, and has been a Managing Partner there since March 2019. Prior to launching Mizzen, Ms. Adler held senior management roles with several Small Business Investment Company funds. Prior to that, she worked in the fixed income group at Teachers Insurance and Annuity Association, a Fortune 100 financial services organization, and before that was an investment banker at Donaldson, Lufkin & Jenrette. Ms. Adler earned an MBA from The Wharton School of the University of Pennsylvania in 1991 and a BS with distinction from Cornell University in 1987.

Tom Holland (independent director), Chief Operating Officer of Homebound Inc., a California-based housing company. Previously, he had two stints as a partner with management consultant Bain & Company, from 2018 to 2021 and 1989 to 2013. Holland also has significant operating experience: he was the CEO of Century Snacks, LLC, a California-based food manufacturing company, and was COO and later President of SunRun Inc., an industry leading provider of residential solar panels and home batteries. Mr. Holland holds a B.S. in Civil Engineering from the University of California, Berkeley and an M.B.A. from the Stanford Graduate School of Business.

Randall Sampson (independent director), CSI director since 1999 and lead independent director since December 2018. Since 1994, Mr. Sampson has been the president, chief executive officer, and a board member of Canterbury Park Holding Corporation (Nasdaq: CPHC), which owns and operates Canterbury Park Racetrack and Card Casino in Shakopee, Minnesota.

Michael Zapata (independent director), director of CSI since June 2020. Mr. Zapata has led Schmitt Industries, Inc. (Nasdaq: SMIT) since December 2018. Mr. Zapata is also the founder and Managing Member of Sententia Capital Management, LLC, an investment management firm. Prior to Sententia, Mr. Zapata served nearly 10 years in the U.S. Navy.

About Communications Systems, Inc.

Communications Systems, Inc. (Nasdaq: JCS), has operated as an IoT intelligent edge products and services company. For more information regarding CSI, please see www.commsystems.com.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It; Participants in the Solicitation

In connection with the proposed merger transaction with Pineapple, CSI filed a registration statement on Form S-4 (File No. 333-260999) with the Securities and Exchange Commission (SEC) on November 12, 2021 (as amended, the “Registration Statement”). The Registration Statement includes a proxy statement/prospectus, and was declared effective by the SEC on February 3, 2022. Beginning February 4, 2022, a copy of the proxy statement/prospectus dated February 3, 2022 was sent to CSI shareholders as of the close of business on January 27, 2022, the record date established for the special meeting of CSI shareholders.

CSI URGES INVESTORS, SHAREHOLDERS AND OTHER INTERESTED PERSONS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The Registration Statement, preliminary and definitive proxy statement/prospectus, any other relevant documents, and all other documents and reports CSI filed with or furnishes to the SEC are (or, when filed, will be) available free of charge under the "Financial Reports" tab of the Investors Relations section of our website at www.commsystems.com or by directing a request to: Communications Systems, Inc., 10900 Red Circle Drive, Minnetonka, MN 55343. The contents of the CSI website is not deemed to be incorporated by reference into this press release, the Registration Statement or the proxy statement/prospectus. The documents reports that CSI files with or furnishes to the SEC are (or, when filed, will be) available free of charge through the website maintained by the SEC at http://www.sec.gov.

CSI and its directors and executive officers may be considered participants in the solicitation of proxies by CSI in connection with approval of the proposed merger and other proposals to be presented at the special meeting. Information regarding the names of these persons and their respective interests in the transaction, by securities holdings or otherwise, are set forth in the proxy statement/prospectus dated February 3, 2022. To the extent the Company's directors and executive officers or their holdings of the Company's securities have changed from the amounts disclosed in such filing, to the Company's knowledge, these changes have been reflected on statements of change in ownership on Form 4 on file with the SEC. You may obtain these documents (when they become available, as applicable) free of charge through the sources indicated above.

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. There can be no guarantee that the proposed transactions described in this document will be completed, or that they will be completed as currently proposed, or at any particular time. Actual results may vary materially from those expressed or implied by the statements here due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read considering such risks. Further, investors should keep in mind that the Company’s financial results in any period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether because of new information, future events, changes in assumptions or otherwise. In addition to these factors, there are several additional factors, including:

•	conditions to the closing of CSI-Pineapple merger transaction may not be satisfied;
•	the occurrence of any other risks to consummation of the CSI-Pineapple merger transaction, including the risk that the CSI-Pineapple merger transaction will not be consummated within the expected time period or any event, change or other circumstances that could give rise to the termination of the CSI-Pineapple merger transaction;
•	the CSI-Pineapple merger transaction has involved greater than expected costs and delays and may in the future involve unexpected costs, liabilities or delays;
•	the Company’s ability to successfully sell its other legacy operating business assets and its real estate assets at a value close to their current fair market value and distribute these proceeds to its existing shareholders;
•	up to $7.0 million of the purchase price for the August 2, 2021 sale of CSI’s Electronics & Software Segment was structured in the form of an earnout based on revenues generated by Lantronix in the 360 days following closing, and there is no guaranty that sufficient revenues will be recognized for the earnout to be paid to the Company;
•	the fact that the continuing CSI-Pineapple entity will be entitled to retain ten percent of the net proceeds of CSI legacy assets that are sold pursuant to agreements entered into after the effective date of the CSI-Pineapple merger transaction;
•	risks that the CSI-Pineapple merger transaction will disrupt current CSI plans and operations or that the business or stock price of CSI may suffer as a result of uncertainty surrounding the CSI-Pineapple merger transaction;
•	the outcome of any legal proceedings related to the CSI-Pineapple merger transaction;

•	the fact that CSI cannot yet determine the exact amount and timing of any additional pre-CSI-Pineapple merger cash dividends, if any, or the ultimate value of the Contingent Value Rights that CSI intends to distribute to its shareholders immediately prior to the closing of the CSI-Pineapple merger transaction; and
•	the anticipated benefits of the proposed merger transaction with Pineapple may not be realized in the expected timeframe, or at all.
Contacts:

For Communications Systems, Inc.

Roger H. D. Lacey

Executive Chair and Interim Chief Executive Officer

+1 (952) 996-1674

Mark D. Fandrich

Chief Financial Officer

+1 (952) 582-6416

mark.fandrich@commsysinc.com

The Equity Group Inc.

Lena Cati

Senior Vice President

+1 (212) 836-9611

lcati@equityny.com